Exhibit 4


A.         Revised Proposal:
           ----------------

                     WHEREAS, the price of Bethlehem Steel Common Stock has plummeted to historic lows under $3 per share, thus valuing the common equity of Bethlehem at under $400 million at a time when virtually the entire domestic steel industry is similarly depressed.

                     RESOLVED, the shareholders urge the Board to take BOLD steps to counter the low stock price, such as by implementing a substantial stock buyback program.

                     The Board must not be blind to the crisis engulfing Bethlehem Steel.

                     The depression level share prices afforded Bethlehem as well as many of its industry peers, indicates a crisis of market confidence in Bethlehem and the steel industry. We urge the Board to be BOLD, and to demonstrate its confidence in Bethlehem by purchasing a substantial amount of its stock. Such action would turn the present crisis into an opportunity. No one would have imagined a few years ago that a $100 million investment by Bethlehem in a buyback program could reduce outstanding shares by approximately 25%. With the price of Bethlehem stock at such low levels, we would be surprised if any other investment Bethlehem could make would surpass the rate of return on a substantial stock buyback. When the industry situation improves, Bethlehem's remaining shares will then receive the double benefit of increased earnings and fewer shares. We believe the resulting improved earnings per share will lead to a substantially higher stock price for Bethlehem's shares.

                     Funds for a stock buyback can be generated by asset sales. Over the years, Bethlehem has amassed interests in a large number of assets, including joint ventures, transportation companies and mining operations. Through sales and/or sale and leaseback transactions involving certain of these assets, we believe Bethlehem could raise several hundred million dollars without materially adversely affecting its steelmaking operations. Proceeds from these transactions could be divided between a substantial stock buyback and debt repayment.

                     BOLD steps are also required to deal with the worldwide oversupply of steel that forces down prices and profitability. While Bethlehem's repeated actions against dumping of foreign steel is important, it is not enough. In light of Bethlehem's losses, we urge the Board to cut expenses even deeper and faster than planned. More than that, we urge Bethlehem to take the lead in fostering major industry consolidation in the United States. As noted in numerous articles, there is general acknowledgment that the major players must close inefficient plants, scale back production and consolidate. Such action already appears underway across the Atlantic where Usinor, Europe's largest steel producer, recently announced plans to merge with Aceralia of Spain and Arbed of Luxembourg in what would create the world's biggest steelmaker.

                     Greenway Partners and its affiliates are among the largest shareholders of Bethlehem Steel. After receiving our proposal, Bethlehem's Board in early December took the positive step of authorizing the repurchase of up to 25 million shares. However, as of December 31, 2000, only approximately 2.7 million shares had been repurchased.

                     We ask our fellow shareholders to join with us and send a message calling for BOLD action in taking the lead in fostering major steel industry consolidation in the United States and in repurchasing additional shares. Present circumstances dictate a need for more than just "business as usual". The time has come for action."

B.         Comments and Recommendations of the Bethlehem Board of Directors:
           ----------------------------------------------------------------

                     Bethlehem's management and its Board of Directors are supportive of the proposal made by Greenway Partners.

                     Bethlehem and most of the domestic steel industry are facing an intensively competitive business environment characterized by excess global steel capacity, unfairly traded steel imports, a highly fragmented industry, a consolidating customer and supplier base and high exit costs.

                     Given this difficult business environment, Bethlehem has taken, and is taking, bold actions to improve its overall competitiveness and long-term performance and to increase the value of Bethlehem for its stockholders. In this regard, Bethlehem has taken the following actions:

         o Bethlehem's Board of Directors has considered, and will continue to consider, the repurchase of its common and preferred stock and the declaration of a common stock dividend on the basis of attained financial results and business outlook. On December 7, 2000, the Board authorized the repurchase of up to 25 million shares of Common Stock depending on price and availability. As of the Record Date, Bethlehem has purchased approximately 2.7 million shares under this program.

         o Bethlehem has aggressively re-deployed assets to more productive uses. Since 1995, Bethlehem has sold assets totaling $818 million. During 2000, Bethlehem had asset sales of $126 million including the sale of its stainless steel operations in Massillon, Ohio, sale and leasebacks of a lake vessel and the new wide continuous slab casting equipment at Sparrows Point and the sale of its ownership interest in Presque Isle Corporation. Bethlehem is currently marketing for sale various non-strategic assets including the South Buffalo Railway Company and its ownership interest in two iron ore properties, Hibbing Taconite and MBR.

         o During 2000, Bethlehem took a number of actions to aggressively reduce costs and improve the management of its assets. For example, Bethlehem consolidated its three major flat rolled products divisions into two, eliminating Bethlehem Lukens Plate, it established a shared services unit and a smaller corporate center, and it reduced the size of its work force company-wide by approximately 2,000 employees. Further significant cost reduction initiatives are being implemented including further reductions in the work force. Bethlehem also made strategic capital expenditures including the new Cold Mill, wide caster and pulverized coal injection at Sparrows Point.

         o Bethlehem has explored, and will continue to explore, opportunities for joint ventures, partnerships, facility sharing arrangements and mergers. Recent examples include Bethlehem's acquisition of Lukens Inc. and various joint ventures including Columbus Coatings Company, which will provide coated products to the automotive market, and BethNova, which will provide automakers a premium source of tubing for hydroforming applications.

                     Bethlehem believes that bold and urgent actions must be taken by steel companies, the steelworkers union and the government to address the problems endemic to the industry. Consolidation of the domestic industry, including the permanent elimination of non-competitive facilities, needs to occur. Capital, whether it be private or public, should be allocated to those companies that are capable of operating successfully in a fair marketplace. Full and effective enforcement of our existing trade laws would be a major step in correcting unfair steel trade. Finally, a workable solution to health care and related legacy costs must be found.

                     Bethlehem's vision is to be the "Premier Steel Company". To be Premier, we must create value for our stockholders. Bethlehem's management and its Board of Directors are committed to pursuing all appropriate actions that they believe will increase the value of Bethlehem for its stockholders.

                     The Board of Directors recommends that stockholders vote "For" the proposal. Such a vote will indicate your recommendation that Bethlehem's management and Board of Directors continue to take all appropriate actions to increase stockholder value.


                                        2